SilverCrest Announces Babicanora Area Final In-fill Drill Results

For Feasibility Study Resource Estimation

TSX: SIL | NYSE American: SILV	For Immediate Release

VANCOUVER, BC - January 14, 2021 - SilverCrest Metals Inc. ("SilverCrest" or the "Company") is pleased to announce the remaining in-fill drill results which will be included in the upcoming Feasibility Study for its Las Chispas Property ("Las Chispas" or the "Property") located in Sonora, Mexico. Today's results include in-fill drilling for the Babicanora ("Babi Main"), the Babicanora Footwall ("Babi FW"), the Babicanora Hangingwall ("Babi HW") and Babicanora Sur ("Babi Sur") veins (see attached Figures). Drilling for these veins was designed to expand the known mineralized footprints, and to in-fill previously reported drilling used for resource estimation in the Technical Report and Preliminary Economic Assessment for Las Chispas ("PEA") with an effective date of May 15, 2019, and amended on July 19, 2019. These results, along with all assay data received by the Company up to and including the cut-off date of October 16, 2020, will be incorporated into the Mineral Resource Estimate update and Maiden Reserve Estimate as part of the upcoming Feasibility Study.

Highlights include:

  For this news release, a total of 235 holes, comprising 65,360 metres and 15,153 assays, have been completed at Babi Main, Babi FW, Babi HW, and Babi Sur veins since the previous drill results were announced (refer to the Company's News Releases dated June 27, 2019 and January 20, 2020);

  Of the 235 holes being reported, 133, some with multiple vein intercepts, are shown in the following table with composite assays grading greater than 150 grams per tonne ("gpt") silver equivalent ("AgEq");

Vein	Drill Hole Vein Intercepts (composited) in This News Release					Drill Hole Vein Intercepts (composited) in Total
	# Vein Intercepts	Ave. True Width (m)	Weighted Ave. Grade			# Vein Intercepts	Ave. True Width (m)	Weighted Ave. Grade
			Au gpt	Ag gpt	AgEq* gpt			Au gpt	Ag gpt	AgEq* gpt
Babi Main	125	2.1	4.53	409.9	750	231	2.7	7.54	712.6	1,238
Babi FW	31	1.1	9.03	655.9	1,333	67	1.0	9.04	748.0	1,431
Babi HW	31	0.8	4.62	182.8	529	56	0.7	3.90	206.6	460
Babi Sur	6	1.5	15.48	488.5	1,650	38	1.5	9.38	435.6	1,139

Note: Intercept numbers reflect multiple vein intercepts for some drill holes. Values shown are uncut, undiluted.

*AgEq based on 75 (Ag):1 (Au) calculated using long-term silver and gold prices of US$17 per ounce silver and US$1,225 per ounce gold, with average metallurgical recoveries of 90% silver and 95% gold.

  The best intercepts reported in this news release per vein (uncut, undiluted, est. true width) are:

    Babi Main: Hole BA19-304 - 2.4 metres, 38.06 gpt Au and 4,213.8 gpt Ag, or 7,068 gpt AgEq;
    Babi FW: Hole BA19-215 - 2.0 metres, 96.53 gpt Au and 2,898.9 gpt Ag, or 10,139 gpt AgEq;
    Babi HW: Hole BA19-303 - 0.4 metres 90.57 gpt Au and 75.4 gpt Ag, or 6,868 gpt AgEq; and
    Babi Sur: Hole BAS20-156 - 1.8 metres, 72.22 gpt Au and 160.8 gpt Ag, or 5,577 gpt AgEq;

  In-fill drilling reduced the average vein intercept spacing from approximately 60 metres used for the PEA resource estimation to an estimated 35 metres for feasibility resource estimation;

  Results confirm the general southeast plunging continuity of mineralization related to known geologic controls for each vein (see attached Figures);

  Veins are now better defined, with drilling generally expanding footprints with some veins showing less continuous internal mineralization than the previous interpretation in the PEA;

    Babi Main Vein mineralized footprint has expanded approximately 700 metres along strike with the inclusion of Southeast extension and El Muerto Zone (refer to News Release dated November 5, 2020). Continuity of Area 51 Zone is similar to the previous footprint for the PEA;
    Babi HW Vein mineralized footprint has expanded 100 metres along strike to the northwest with more continuous mineralization;

  Babi FW Vein mineralized footprint has expanded 100 metres along strike to the southeast but with less continuous mineralization; and
  Babi Sur Vein mineralized footprint (combined with its hangingwall and footwall) is similar to the previous footprint.

  The Babi Main Vein remains the largest vein on the Property, with expansion of high-grade mineralization for approximately 2.1 kilometres in strike length and over 200 metres in height; and

  Five surface core drills are currently operating at Las Chispas focused on further expansion and in-filling for the Babi Vista Vein, Babi Vista Splay Vein, El Muerto Zone and Amethyst Vein.

Overall, in-fill drilling generally shows that veins are somewhat narrower but higher grade, with some veins having longer strike lengths. Denser drill spacing has better defined high-grade shoots and zones for future exploration work in the district.

N. Eric Fier, CPG, P.Eng, and CEO, remarked, "These Babicanora in-fill drill results show that we generally 'moved ounces around within a confined area' for these previously defined four veins, resulting in less continuous mineralized footprints but with higher grades, which is typical of late-stage exploration drilling. The reduced mineralized footprint in the Babi FW Vein will have minimal impact on total district mineralization. With the benefit of greater drilling density and understanding of lithologic and structural controls, we now have a higher confidence in our ability to identify additional high-grade mineralization for all veins in the Las Chispas district. The feasibility resource estimation will include 21 veins (5 veins containing a majority of the high-grade mineralization) of the known 45 veins. The best opportunities for resource expansion for the upcoming Feasibility Study are the Babi Vista Vein and Babi Vista Splay Vein, which were both discovered after the PEA release. We look forward to the announcement of the Las Chispas Feasibility Study later this month, which will include a Resource update and our maiden Reserve Estimate."

The following tables summarize the most significant drill intercepts (uncut, undiluted, greater than 500 AgEq) for this release:

Babicanora "Main" Vein

Hole ID	From (m)	To (m)	Drilled Intercept (m)	Approx. True Width (m)	Au gpt	Ag gpt	AgEq gpt*
BA19-197	271.7	272.7	1.0	0.8	3.10	402.1	635
BA19-209	411.0	415.9	4.9	3.9	8.08	959.1	1,565
BA19-219	175.5	176.8	1.3	1.0	26.80	815.0	2,825
BA19-220	235.1	238.8	3.7	3.0	19.11	1,692.3	3,125
BA19-235	160.6	163.0	2.4	2.0	21.41	1,632.4	3,238
BA19-246	216.7	218.1	1.4	1.1	10.43	99.1	881
BA19-253	169.1	171.3	2.2	1.8	7.61	1,059.5	1,630
BA19-257	189.5	190.9	1.4	1.1	10.14	586.3	1,347
BA19-271	69.8	70.6	0.8	0.7	6.77	8.0	516
BA19-277	88.5	91.7	3.2	2.6	6.09	109.8	566
BA19-282	140.3	146.3	6.0	4.8	3.54	276.8	542
BA19-293	118.7	119.4	0.7	0.6	0.05	543.7	547
BA19-296	129.6	130.8	1.2	1.0	6.81	503.2	1,014
BA19-302	138.7	141.6	2.9	2.3	4.83	395.9	758
BA19-304	305.0	308.0	3.0	2.4	38.06	4,213.8	7,068
BA19-310	150.5	152.5	2.0	1.6	6.54	124.2	615
BA19-311	331.5	335.0	3.5	2.8	1.94	459.4	605
BA19-313	195.3	199.5	4.2	3.4	4.80	226.8	587
BA19-314	313.2	315.9	2.7	2.1	3.43	503.9	761
BA19-317	218.7	221.5	2.8	2.2	3.60	573.8	844
BA19-320	399.9	402.2	2.3	1.8	3.04	287.5	516
BA19-329	401.9	414.3	12.4	9.9	2.93	476.6	696
BA19-334	266.8	267.5	0.7	0.6	4.00	346.6	647

BA19-341	186.5	192.9	6.4	5.1	6.05	190.3	644
BA19-344	362.7	365.3	2.6	2.1	8.96	840.9	1,513
BA19-347	348.1	349.6	1.5	1.2	4.71	662.4	1,015
BA19-353	176.3	178.2	1.9	1.5	5.81	71.1	507
BA20-361	237.4	243.6	6.2	4.9	3.77	531.7	814
BA20-362	254.4	256.2	1.8	1.5	8.60	504.8	1,150
BA20-364	248.0	249.4	1.4	1.1	9.62	1,435.1	2,156
BA20-367	68.7	71.7	3.0	2.4	8.22	425.0	1,041
BA20-368	211.0	212.3	1.3	1.0	9.98	1,293.1	2,042
BA20-373	200.3	202.6	2.3	1.8	5.63	644.2	1,067
BA20-376	269.2	271.8	2.6	2.1	1.98	406.0	555
BA20-377	225.9	226.5	0.6	0.5	3.80	357.3	642
UBR19-01	83.9	84.7	0.8	0.6	16.77	1,532.8	2,791
UBR19-06	29.4	35.0	5.6	4.4	23.36	2,194.2	3,946

Babicanora Footwall Vein

Hole ID	From (m)	To (m)	Drilled Intercept (m)	Approx. True Width (m)	Au gpt	Ag gpt	AgEq gpt*
BA19-201	256.1	257.9	1.8	1.4	6.96	624.9	1,147
BA19-214	493.6	494.6	1.0	0.8	3.04	331.1	559
BA19-215	180.9	183.4	2.5	2.0	96.53	2,898.9	10,139
BA19-218	168.1	168.7	0.6	0.4	30.17	1,728.1	3,991
BA19-257	221.8	222.6	0.8	0.6	4.62	445.5	792
BA19-264	119.6	120.6	1.0	0.8	24.45	2,063.8	3,897
BA19-279	251.5	252.0	0.5	0.4	2.84	453.1	666
BA19-285	306.2	306.7	0.5	0.4	3.94	359.4	655
BA19-306	263.7	267.6	3.9	3.1	3.15	266.5	503
BA19-310	168.3	169.0	0.7	0.6	15.57	240.4	1,408
BA19-314	340.2	341.2	1.0	0.8	2.40	354.7	535
BA19-317	254.6	255.6	1.0	0.8	10.92	1,232.6	2,052
BA19-332	80.9	86.8	5.9	4.7	3.79	565.2	849
BA19-341	222.5	223.2	0.7	0.6	6.82	437.2	949
UBV19-29	3.0	3.8	0.8	0.6	8.22	2,188.9	2,805
UBV19-30	1.8	4.4	2.6	2.0	6.55	795.1	1,286
UBV19-31	1.5	3.7	2.2	1.8	4.07	570.8	876
BV20-24	92.5	93.1	0.6	0.5	26.11	5,584.6	7,543

Babicanora Hangingwall Vein

Hole ID	From (m)	To (m)	Drilled Intercept (m)	Approx. True Width (m)	Au gpt	Ag gpt	AgEq gpt*
BA19-215	118.9	122.0	3.1	2.5	6.59	173.3	667
BA19-260	142.2	143.0	0.8	0.6	10.74	72.9	878
BA19-287	95.2	95.8	0.6	0.5	7.50	54.9	617
BA19-296	117.6	118.4	0.8	0.6	0.05	1,038.7	1,042
BA19-303	104.2	104.7	0.5	0.4	90.57	75.4	6,868
BA19-329	394.5	395.4	0.9	0.7	3.91	429.9	723
BA19-342	111.8	112.6	0.8	0.6	5.92	139.0	583

UBR19-05	6.9	7.6	0.7	0.5	8.80	685.8	1,346

Babicanora Sur Vein

Hole ID	From (m)	To (m)	Drilled Intercept (m)	Approx. True Width (m)	Au gpt	Ag gpt	AgEq gpt*
BAS20-148	219.5	220.9	1.4	1.1	5.92	392.9	837
BAS20-156	128.0	130.2	2.2	1.8	72.22	160.8	5,577
BAS20-158	165.6	166.2	0.6	0.5	6.70	22.0	524
BAS20-159	252.9	259.8	6.9	5.5	7.12	845.4	1,379
BAS20-161	305.6	306.2	0.6	0.4	5.40	499.0	904

*AgEq based on 75 (Ag):1 (Au) calculated using long-term silver and gold prices of US$17 per ounce silver and US$1,225 per ounce gold, with average metallurgical recoveries of 90% silver and 95% gold.

All assays were completed by ALS Chemex in Hermosillo, Sonora, Mexico, and North Vancouver, BC, Canada, and Bureau Veritas Inspectorate Ltd. in Hermosillo, Sonora, Mexico.

The drill results in the news release include holes BA19-194 to BA20-391, UBR19-01 to UBR19-06 and UBD19-01 to UBD19-06.  Holes BA19-194, 196, 199, 200, 204B-208, 210-214, 217, 221-223, 225, 226, 229, 231-233, 237-240, 244, 248, 249, 252, 255, 256, 258, 260-262, 264, 267, 268, 270, 273, 275, 276, 278-281, 283, 285, 286, 289A-291, 294, 295, 298, 299, 301, 303, 305-307, 309, 312, 315, 318, 319, 321, 323, 326, 331, 335, 339, 340, 342, 345, 348, 350, 351, 355-357, 359, 360, BA20-366, 369-372A, 374, 378-385, 387, 390, 391; UBD19-01, UBD20-02 to 05, 07; UBR19-04 intersected veining but were below the Company's cutoff grade of 150 gpt AgEq.

The Qualified Person under National Instrument 43-101 Standards of Disclosure for Mineral Projects for this news release is N. Eric Fier, CPG, P.Eng, and CEO for SilverCrest, who has reviewed and approved its contents.

ABOUT SILVERCREST METALS INC.

SilverCrest is a Canadian precious metals exploration company headquartered in Vancouver, BC, that is focused on new discoveries, value-added acquisitions and targeting production in Mexico's historic precious metal districts. The Company's current focus is on the high-grade, historic Las Chispas mining district in Sonora, Mexico. The Las Chispas Project consists of 28 mineral concessions, of which the Company has 100% ownership of where all the resources are located. SilverCrest is the first company to successfully drill-test the historic Las Chispas Property resulting in numerous high-grade precious metal discoveries. The Company is led by a proven management team in all aspects of the precious metal mining sector, including taking projects through discovery, finance, on time and on budget construction, and production.

FORWARD-LOOKING STATEMENTS

This news release contains "forward-looking statements" within the meaning of Canadian securities legislation. These include, without limitation, statements with respect to: the strategic plans, timing and expectations for the Company's exploration, development and construction activities at the Las Chispas Property, including completion of the Feasibility Study. Such forward looking statements or information are based on a number of assumptions, which may prove to be incorrect. Assumptions have been made regarding, among other things: impact of the COVID-19 pandemic; the reliability of mineralization estimates, completion of the Feasibility Study, the conditions in general economic and financial markets; availability of skilled labour; timing and amount of expenditures related to rehabilitation and drilling programs; and effects of regulation by governmental agencies. The actual results could differ materially from those anticipated in these forward-looking statements as a result of risk factors including: uncertainty as to the impact and duration of the COVID-19 pandemic; the timing and content of work programs; results of exploration activities; the interpretation of drilling results and other geological data; receipt, maintenance and security of permits and mineral property titles; environmental and other regulatory risks; project cost overruns or unanticipated costs and expenses; and general market and industry conditions. Forward-looking statements are based on the expectations and opinions of the Company's management on the date the statements are made. The assumptions used in the preparation of such statements, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made. The Company undertakes no obligation to update or revise any forward-looking statements included in this news release if these beliefs, estimates and opinions or other circumstances should change, except as otherwise required by applicable law.

N. Eric Fier, CPG, P.Eng Chief Executive Officer SilverCrest Metals Inc.

For Further Information:

SilverCrest Metals Inc.

Contact: Jacy Zerb, Investor Relations Manager

Telephone: +1 (604) 694-1730

Fax: +1 (604) 357-1313

Toll Free: 1-866-691-1730 (Canada & USA)

Email: info@silvercrestmetals.com

Website: www.silvercrestmetals.com

570 Granville Street, Suite 501

Vancouver, British Columbia V6C 3P1

Las Chispas District Plan Map

Las Chispas Area
Las Chispas Vein
Babicanora FW Vein
Babicanora Norte Vein
Babi Vista Vein
Babicanora Main Vein
Babi Vista Splay
Babi Sur Vein
Babicanora HW Vein
Babicanora Area

Babicanora Area

SANTA ROSA DECLINE
Babicanora FW Vein
A'
Babicanora Norte Vein
Babi Sur HW Vein
Babi Sur FW Vein
Babicanora Main Vein
B'
B
Babi Vista Vein
Babi Vista Splay
Babi Sur Vein
Babicanora HW Vein
A

SilverCrest Metals Inc.

Long Sections (Inclined, To Scale) of Babicanora Area Veins Looking Southwest

~2,100m
Babicanora "Main" Vein
A
A'
Surface
Cerro Babicanora
El Muerto Zone

Babicanora FW Vein
Cerro Babicanora
UBV29
UBV30
317
201
UBV28
816
213
215

Babicanora Area 3D Looking NW
B
B'
Babicanora Vein
Babi Vista FW Vein
Babicanora Norte HW Vein
Babicanora HW Vein
Babicanora Sur HW Vein
Babicanora Sur FW Vein
Babicanora FW Vein
Babicanora Sur Vein
Babi Vista Vein
Babi Vista Splay
Babicanora Norte Area 200
300m

Babicanora HW Vein
Cerro Babicanora
303
296
UBR05

Legend (Jan 2021)

- Completed DH Pierce pt.
- >1000 gpt AgEq, NR & Total
- New Underground Workings
- FS High-Grade Footprint (>150gpt AgEq*)
- PEA Resource Model Footprint

0m 200m 400m

Babicanora Sur Vein
Cerro Babicanora
Surface
156
153

BA19-304: 2.4m @ 38.06 gpt Au and 4,213.8 gpt Ag, or 7,068 gpt AgEq*